SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of June 2003

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_ Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated: June 17, 2004


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OTE Announces Major Resolutions from 52nd Annual General Meeting

    ATHENS, Greece--(BUSINESS WIRE)--June 17, 2004--Hellenic
Telecommunications Organization SA (NYSE:OTE)(ASE:HTO), the Greek full-service telecommunications provider, today held its 52nd Annual General Shareholder Meeting.
    The Shareholder Meeting approved amendments to the Company's
Articles of Association. Pursuant to these changes:

    -- The number of members of OTE's Board of Directors will be reduced from 15 to 11 (or 9) (Art. 10)

    --  Directorship terms will be shortened from 5 to 3 years (Art.
        10)

    -- One-third of all Directors will be subject to re-election each year (Art. 10)

    -- OTE employees serving on the Company's Board will no longer receive compensation for their Services as Directors (Art. 10)

    -- The position of Vice-Chairman of the Board will be transformed into a non-executive function (Art. 11)

    --  Other minor modifications will be implemented (Art.
        5,8,9,13,14)

    The Shareholder Meeting also approved the payment of a dividend of EUR 0.35 per share for fiscal year 2003. The dividend will be paid out within the next two months to shareholders of record as of June 17, 2004.
    The Meeting approved the financial statements for fiscal year 2003 and approved the appointment of SOL and Ernst & Young as statutory auditors for fiscal year 2004.
    The Shareholder Meeting approved the cancellation of 12,794,900 treasury shares following termination of the 3-year period from their acquisition.
    Finally, the Shareholder Meeting approved the appointment of new Board members, following the resignation of 11 members of the previous Board.
    Remaining Board members are Mr. Panagis Vourloumis, Mr. Iakovos Georganas, Mr. Theodoros Veniamis and Mr. Nicolaos Stefanou.
    New members are Mr. Ilias Gounaris, diplomat, Mr. George Linardatos, Civil Engineer, Mr. Apostolos Baratsis, former managing director of several shipping and industrial companies, Mr. George Bitros, professor of Economics at Athens Economic University, Mrs. Xeni Skorini-Paparrigopoulou, associate professor of Law at Athens University, Mr. George Tzovlas, advisor to the Minister of Transportation and Communications, and Mr. Panagitis Tabourlos, CFO of Frigoglass and former CFO of OTE SA.
    Commenting on today's Shareholder Meeting, Mr. Panagis Vourloumis, Chairman and CEO, noted: "Since 2001, OTE has been operating in a highly competitive environment, but it has continued to be organized and behave like a state monopoly, with a bloated and inelastic cost structure. The company will rapidly face severe difficulties if this situation is not fixed.
    "The new management has started working on a set of priority targets. First, we must streamline an overly complex organizational structure, relying on OTE employees whenever possible.
    "Second, we need to establish a constructive cooperation with the Regulators, in order for them to perform their task, which is to foster a healthy competitive environment, while at the same time ensuring that OTE enjoys a fair and objective treatment.
    "Third, we will focus on the activities with the best growth potential. In Greek fixed-line, emphasis will be put on the development of broadband infrastructure, products and services. Internationally, Romania will be a major focus area. OTE will examine all options for alliances with international telecommunications companies in the area, if they are in the long-term interest of the company.
    "Fourth, we will put in place a more coherent structure to monitor the operations of Group subsidiaries and promote closer cooperation between them and the parent company.
    "Fifth, we will disengage from activities that proved to be inefficient, unprofitable and consume disproportionate management resources.
    "And sixth, we will actively carry on projects initiated by the previous management, which started yielding positive results. Such projects where significant progress has already been made include the extremely sensitive area of procurement, improvement in working capital and management of receivables.
    "To conclude, I want to stress that the issues OTE faces are no different from those successfully overcome by other European incumbents. I am certain that our situation will likewise improve if we establish close cooperation between employees and management."

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             Dimitris Tzelepis
             Head of Investor Relations, OTE Group
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Hellenic Telecommunications Organization S.A.

Date: June 17 2004              By: /s/ Iordanis Aivazis
                                    ---------------------------
                                Name:   Iordanis Aivazis
                                Title:  Chief Financial Officer